Algonquin Power & Utilities Corp. Announces 2021 Second Quarter Financial Results
OAKVILLE, Ontario - August 12, 2021 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the second quarter ended June 30, 2021. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased to report strong year-over-year earnings growth in the second quarter, supported in part by the approximately 1,400 MW of renewable energy projects placed in service since August 2020 and contributions from our recent acquisitions,” said Arun Banskota, President and Chief Executive Officer of AQN. “In the quarter, we successfully completed our Midwest 'greening the fleet' initiative, which is expected to provide clean and cost effective energy solutions to our customers, aligning with our commitment to advancing a sustainable energy and water future."
Q2 2021 Financial Highlights
•Revenues of $527.5 million, an increase of 54%;
•Adjusted EBITDA1 of $244.9 million, an increase of 39%;
•Adjusted Net Earnings1 of $91.7 million, an increase of 93%; and
•Adjusted Net Earnings1 per share of $0.15, an increase of 67%, in each case compared to the second quarter of 2020.
Key Financial Information

All amounts in U.S. $ millions except per share information	Three Months Ended June 30
	2021	2020	Change
Revenue	527.5	343.6	54%
Net earnings attributable to shareholders	103.2	286.2	(64)%
Per share	0.16	0.54	(70)%
Cash provided by operating activities	103.3	142.9	(28)%
Adjusted Net Earnings[1]	91.7	47.4	93%
Per share	$0.15	0.09	67%
Adjusted EBITDA[1]	244.9	176.3	39%
Adjusted Funds from Operations[1]	161.3	93.4	73%
Dividends per share	$0.1706	$0.1551	10%
1.Please refer to "Non-GAAP Financial Measures" at the end of this document for further details.

Corporate Highlights
•Achieved Milestone of 4 GW of Aggregate Renewable Power Generation – Through its Regulated Services Group and Renewable Energy Group, the Company directly owns and operates hydroelectric, wind and solar facilities with a combined net generating capacity of approximately 2.8 GW. In addition to directly owned and operated assets, the Company has investments in renewable generating assets with approximately 1.3 GW of net generating capacity. As at June 30, 2021, the Company has added approximately 1.4 GW of renewable generation since the beginning of 2020 and remains on track to achieving the addition of 2.0 GW of renewable power generating capacity between 2019 and the end of 2023, one of the key ESG goals set out in the Company’s 2020 Sustainability Report.
•Completion of Midwest Greening the Fleet Initiative - In the second quarter of 2021, the Regulated Services Group successfully completed the construction and acquisition of all wind facilities related to its inaugural 'greening the fleet' initiative. The initiative consists of 600 MWs of new strategically located wind energy generation which is expected to provide benefits to the Regulated Services Group's electric customers in Missouri, Arkansas, Oklahoma and Kansas. The initiative also resulted in the early retirement of the 200 MW Asbury Coal Facility ("Asbury") on March 1, 2020, approximately 15 years ahead of its original retirement schedule.
The early retirement of Asbury has reduced the Company's CO2e emissions by more than 900,000 metric tons, bringing the Company's total reduction of greenhouse gas ("GHG") emissions to over 1 million metric tons since 2017. With the drive to responsibly minimize CO2e emissions, AQN's commitment to 'greening the fleet' supports important growth and sustainability levers. The early retirement has also contributed to the reduction in the Company’s total Scope 1 GHG emissions and reductions in the Company's emission intensity per dollar of revenue since 2017, the year in which the Company acquired The Empire District Electric Company ("Empire"), which owns Asbury.
Since 2017, Empire has seen an approximately 26% reduction in emission intensity per dollar of revenue, an attestation to the Company’s responsible stewardship of energy infrastructure. AQN was an early pioneer in seeking to build renewables into rate base to promote customer savings and remains committed to further "greening the fleet" initiatives consistent with its sustainability and growth strategy.
•Completion of the Altavista Solar Project - On June 1, 2021, the Renewable Energy Group achieved full commercial operations at its 80 MW Altavista Solar Facility, located in Campbell County, Virginia. The Altavista Solar Facility is the Renewable Energy Group's sixth solar powered electric generating facility and is expected to generate approximately 174 GW-hrs of energy per year with the majority of output being sold to Facebook Operations, LLC, a wholly-owned subsidiary of Facebook, Inc., pursuant to a power purchase agreement.
•Acquisition of Majority Interest in Fourth Texas Coastal Wind Facility - On August 12, 2021, the Renewable Energy Group closed the acquisition of a 51% interest in the West Raymond Wind Facility that it had previously agreed to purchase from RWE Renewables Americas, LLC, a subsidiary of RWE AG. The West Raymond Wind Facility is located in the coastal region of south Texas, achieved commercial operations in the third quarter of 2021 and has a generating capacity of approximately 240 MW. With the acquisition of the West Raymond Wind Facility and the three wind facilities that were acquired in the first quarter of 2021 (Stella, Cranell, and East Raymond), the Renewable Energy Group now owns a 51% interest in the portfolio of four wind facilities that have a total generating capacity of approximately 861 MW.
•Completed EnergyNorth Gas System Regulatory Proceeding – The Company’s EnergyNorth Gas System reached a settlement in New Hampshire which became effective August 1, 2021. As part of the settlement, the Commission authorized a permanent rate increase of $7.6 million based on a return on equity of 9.3% and an equity capital structure of 52%, and received authorization for a property tax tracking mechanism, which is expected to further increase the predictability of earnings. In addition, step adjustments of $4.0 million for 2021, and $3.2 million for 2022, were authorized as part of the settlement, pending further diligence and hearings.
•Growth Plan on Track – For the six months ended June 30, 2021, the Company's capital expenditures totaled $3.14 billion. During this period, the Regulated Services Group invested $1.51 billion related to the acquisition of the North Fork Ridge, Neosho Ridge, and Kings Point Wind Facilities, and ongoing investments relating to the safety and reliability of the electric and gas systems. The Renewable Energy Group invested $1.63 billion primarily related to the acquisitions of the previously unowned portions of the Maverick Creek and Sugar Creek Wind Facilities and Altavista Solar Facility from its joint venture partners, and the acquisition of a 51% interest in three Texas Coastal Wind Facilities (Stella, Cranell and East Raymond). The Company’s renewable energy construction pipeline remains robust, with construction continuing to progress well on Blue Hill Wind in Saskatchewan (175 MW) and Val-Eo Wind in Quebec (24 MW) and with construction commencing on Shady Oaks II Wind in Illinois (108 MW) and New Market Solar in Ohio (100MW) in the second quarter of 2021. The Company’s five-year capital plan of $9.4 billion from 2021 through 2025 remains on track.
•Inaugural Issuance of Green Equity Units - During the second quarter of 2021, the Company completed an offering of 23,000,000 equity units (the "Green Equity Units") for total gross proceeds of $1.15 billion (which includes the units issued pursuant to the underwriters' over-allotment option, which was exercised in full). The net proceeds have been or will be, as applicable, used to finance or refinance investments in renewable energy generation or facilities or other clean energy technologies in accordance with the Company's Green Financing Framework. The Green Equity Units have been assigned high equity credit (100% equity treatment) from S&P Global Ratings, further strengthening AQN's balance sheet and reinforcing the Company's commitment to investment grade BBB credit ratings. This is the Company's fourth "green" offering and aligns with AQN's commitment to advancing a sustainable energy and water future.

Additional information regarding AQN is available on its web site at www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 13, 2021 hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, August 13, 2021
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(833) 670-0721
	Toll Dial-In Number	(825) 312-2060
	Conference ID	8160639
Webcast:	https://event.on24.com/wcc/r/3196639/C5D5FF99122874A213D865F458E5849F
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:

Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends”, "plans", and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to statements regarding: expected future capital investments; expectations regarding the aggregate generating capacity and timing for completion of the Company's renewable energy projects; expected generation of the Altavista Solar Facility; anticipated customer benefits resulting from the Midwest 'greening the fleet' initiative; the expected benefit of the EnergyNorth property tax tracking mechanism on the predictability of earnings; and expectations regarding the use of the net proceeds from the Company’s offering of Green Equity Units. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2020, and in AQN's Management Discussion & Analysis for the three months ended June 30, 2021 (the "Interim MD&A"), each of which is or will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures
The terms “Adjusted EBITDA”, “Adjusted Net Earnings” and "Adjusted Funds from Operations" are used in this press release. The terms “Adjusted EBITDA”, “Adjusted Net Earnings” and "Adjusted Funds from Operations" are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted EBITDA”, “Adjusted Net Earnings” and "Adjusted Funds from Operations"; consequently, AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. An explanation, calculation and analysis of “Adjusted EBITDA”, “Adjusted Net

Earnings” and "Adjusted Funds from Operations", including a reconciliation to the most directly comparable U.S. GAAP measure, where applicable, can be found in the Interim MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to the Tax Cuts and Jobs Act ("U.S. Tax Reform"), costs related to condemnation proceedings, financial impacts on the Company's Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas (ERCOT) market over several days (the "Market Disruption Event") as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S., gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. The non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended June 30
(all dollar amounts in $ millions)	2021	2020
Net earnings attributable to shareholders	$103.2	$286.2
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	2.9	4.0
Income tax expense (recovery)	(4.2)	46.9
Interest expense	58.2	44.8
Other net losses[3]	1.8	26.9
Pension and post-employment non-service costs	3.9	3.6
Change in value of investments carried at fair value[2]	(27.3)	(309.8)
Costs related to tax equity financing	5.3	—
Loss (gain) on derivative financial instruments	1.4	(1.4)
Realized gain (loss) on energy derivative contracts	0.2	(0.6)
Loss on foreign exchange	1.3	—
Depreciation and amortization	98.2	75.7
Adjusted EBITDA	$244.9	$176.3

1	HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three months ended June 30, 2021 amounted to $21.3 million as compared to $17.3 million during the same period in 2020.
2	See Note 6 in the unaudited interim consolidated financial statements.
3	See Note 16 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended June 30
(all dollar amounts in $ millions except per share information)	2021	2020
Net earnings attributable to shareholders	$103.2	$286.2
Add (deduct):
Loss (gain) on derivative financial instruments	1.4	(1.4)
Realized gain (loss) on energy derivative contracts	0.2	(0.6)
Other net losses[2]	1.8	26.9
Loss on foreign exchange	1.3	—
Change in value of investments carried at fair value[1]	(27.3)	(309.8)
Costs related to tax equity financing and other non-recurring adjustments	5.3	—
Adjustment for taxes related to above	5.8	46.1
Adjusted Net Earnings	$91.7	$47.4
Adjusted Net Earnings per share	$0.15	$0.09

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash flows from operating activities to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended June 30
(all dollar amounts in $ millions)	2021	2020
Cash flows from operating activities	$103.3	$142.9
Add (deduct):
Changes in non-cash operating items	51.8	(52.6)
Costs related to tax equity financing	5.3	—
Acquisition-related costs	0.9	3.1
Adjusted Funds from Operations	$161.3	$93.4